EXHIBIT 11

Exhibit 11(a)  -  Computation of Primary Earnings Per Share


Fiscal Years Ended October 31,        1993          1992          1991

 Net earnings                      $31,477,000   $22,498,000   $29,713,000

 Adjustment (1)                                                    324,000


 Adjusted net earnings             $31,477,000   $22,498,000   $30,037,000
                                         =====         =====         =====

 Average common shares
    outstanding                     25,499,000    26,498,000    26,278,000

 Assumed equivalent shares from
    stock options converted to
    common shares (1)                3,073,000     3,660,000     3,047,000


 Total weighted average number
    of common and common
    equivalent shares               28,572,000    30,158,000    29,325,000
                                         =====         =====         =====


 Earnings per share                      $1.10          $.75         $1.02
                                            ==            ==            ==


(1) Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents (common stock issuable upon exercise of stock options) outstanding. In computing earnings per share, the Company utilizes the treasury stock method. This method assumes that stock options, under certain conditions, are exercised and treasury shares are assumed to be purchased (not to exceed 20% of the common stock outstanding) from the proceeds using the average market price of the Company's common stock for the period. Any excess proceeds not utilized for the purchase of treasury shares are assumed first to reduce any outstanding capitalized lease obligation, if any, and any remainder invested in interest-bearing securities with net earnings increased for the hypothetical interest savings or interest income, net of income taxes. Due to the hypothetical interest savings or interest income, net earnings divided by the weighted average number of common and common equivalent shares will not always equal earnings per share.

Exhibit 11(b)  -  Computation of Fully Diluted Earnings Per Share



Fiscal Years Ended October 31,           1993           1992          1991

 Net earnings                        $31,477,000    $22,498,000   $29,713,000

 Adjustment (1)                                          59,000        --

 Adjusted net earnings               $31,477,000    $22,557,000   $29,713,000
                                           =====          =====         =====

 Average common shares
    outstanding                       25,499,000     26,498,000    26,278,000

 Assumed equivalent shares from
    stock options converted to
    common shares (1)                  3,378,000      3,660,000     3,507,000


 Total weighted average number
    of common and common
    equivalent shares                 28,877,000     30,158,000    29,785,000
                                           =====          =====         =====


 Earnings per share                     $1.09(2)        $.75(2)      $1.00(2)
                                          ===             ==           ===


(1) Earnings per share are computed consistent with (1) on Exhibit 11(a) - Computation of Primary Earnings Per Share except in computing fully diluted earnings per share, the treasury stock method uses the market price of the Company's common stock at the close of the period rather than the average market price during the period.

(2) This calculation is submitted in accordance with Regulation S-K item 601(b)(11) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because it results in dilution of less than 3%.